Exhibit 99.11
2, place de la Coupole
La Défense 6
92400 Courbevoie, France
Fax: +33 (0)1 47 44 68 21
Catherine Enck
Tel.: +33 (0)1 47 44 37 76
Patricia Marie
Tel.: +33 (0)1 47 44 45 90
Paul Floren
Tel.: +33 (0)1 47 44 45 91
Christine de Champeaux
Tel.: +33 (0)1 47 44 47 49
Bertille Aron
Tel.: +33 (0)1 47 44 67 12
Isabelle Cabrol
Tel.: +33 (0)1 47 44 64 24
Charles-Edouard Anfray
Tel.: +33 (0)1 47 44 65 55
Franklin Boitier
Tel.: +33 (0)1 47 44 59 81
Philippe Gateau
Tel.: +33 (0)1 47 44 47 05
Burkhard Reuss
Tel.: +33 (0)1 47 44 21 19
Total S.A.
Share capital: €6,062,233,950
Registered in Nanterre:
RCS 542 051 180
www.total.com
Paris, November 14, 2006
Notice of Appointment of Yves-Louis Darricarrère
Total announces the appointment of Yves-Louis Darricarrère as President, Exploration & Production, effective next February, when Christophe de Margerie takes over as Chief Executive Officer.
Born on June 3, 1951, Yves-Louis Darricarrère is a graduate of the Ecole Nationale Supérieure des Mines and the Institut d’Etudes Politiques in Paris and also has undergraduate and graduate degrees in economics. President of Total Gas & Power and a member of the Executive Committee since September 2003, he began his career with Elf Aquitaine in 1978, working first in the Mining Division in Australia and subsequently in Exploration & Production. He held a variety of senior management positions starting in 1984, successively Managing Director of the Egyptian and Colombian subsidiaries, Director of Acreage Assets Negotiations and New Ventures and Chief Financial Officer, Exploration & Production and Oil & Gas. In 1998, he was appointed Senior Vice President, Europe/United States for the Exploration & Production business and a member of the Elf Aquitaine Management Committee. In 2000, he was named Senior Vice President, Northern Europe for the Exploration & Production business and joined the Group’s Management Committee. Yves-Louis Darricarrère has extensive international experience, including ten years working in Australia, Egypt and Colombia.

* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com